FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated July 1, 2025

Item 1

Santander to acquire TSB from Sabadell

for £2.65 billion

•	The all-cash transaction values TSB at 5x 2026 earnings[1] post identified cost synergies and 1.45x tangible book value as of 31 March 2025[2].

•	The acquisition would strengthen Santander’s position in the UK. Santander intends to integrate TSB in the Santander UK group, enabling it to become the third largest bank in the country by personal current account balances.

•	The transaction is expected to generate a return on invested capital of over 20%, thereby contributing to an increase in Santander UK’s return on tangible equity from 11% in 2024 to 16% in 2028, in line with leading UK peers, with cost synergies of at least £400 million or 13% of the combined business’s cost base.

•	The acquisition is expected to result in earnings per share accretion for Santander from the first year and of c.4% in 2028 while consuming 50 basis points of CET1 capital at closing. The transaction is consistent with Santander’s strategy to carry out bolt-on acquisitions to accelerate organic growth in its core markets while adhering to Santander’s strict capital hierarchy.

•	The transaction will not affect Santander’s distribution policy and 2025 targets. The group remains on track to deliver at least €10 billion in share buybacks from 2025 and 2026 earnings and excess capital over an accelerated timetable than originally planned[3].

•	The transaction remains subject to regulatory approvals and Sabadell shareholder approval.

Madrid and London, 1 July 2025 - PRESS RELEASE

Santander announces that it has reached an agreement to acquire 100% of TSB Banking Group plc (TSB) from Banco de Sabadell, S.A. (Sabadell), with a valuation of £2.65 billion (approximately €3.1 billion) in an all-cash transaction.

Strengthened customer proposition

TSB is a well-established UK retail bank with a nationwide network of 218 branches and outlets, and a growing digital presence. It serves approximately 5 million customers, primarily in the personal and small business segments, with £34 billion in mortgages (2% market share in the UK) and £35 billion in deposits.

The acquisition further strengthens Santander’s position in one of its core markets, expanding its customer base and lending capacity across the UK. Santander UK would become the third largest bank in the country by personal current account balances and number four in mortgages.

1 Based on consensus 2026 earnings.

2 Based on TSB’s 31 March 2025 Tangible Net Asset Value of £1,826 million.

3 As announced on 5 February 2025, the board intends to allocate €10bn to shareholder remuneration in the form of share buybacks, corresponding to the 2025 and 2026 results, as well as to the expected excess capital. This share buyback target includes: (i) buybacks that are part of the existing shareholder remuneration policy outlined below, and (ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital. The ordinary remuneration policy for the 2025 results, which the board intends to apply, will remain the same as for the 2024 results, consisting of a total shareholder remuneration of approximately 50% of the Group's reported profit (excluding noncash and non-capital ratios impact items), distributed in approximately equal parts between cash dividends and share buybacks. On 5 May 2025 when announcing the agreement for the sale of 49% of Santander Polska, Santander announced that it intended to distribute in early 2026 50% of the capital released from that disposal upon completion, equivalent to approximately €3.2 billion of share buybacks as part of the referred additional buybacks. The execution of the shareholder remuneration policy and share buybacks to distribute the excess CET1 capital is subject to corporate and regulatory approvals.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	1

When combined, the two banks would serve nearly 28 million retail and business customers nationwide, giving TSB customers access to Santander’s international network and allowing them to benefit from the group’s leading technology platforms.

Clear path to value creation

The combination of the two high quality franchises would deliver substantial value to Santander shareholders through increased in-market scale, greater access to low-risk mortgages and high-quality deposits, and operational efficiencies. The combined businesses would have a loan-to-deposit ratio of 107% versus 108% for Santander UK currently.

The deal would generate a return on invested capital of over 20% and bring the business closer to Santander UK’s productivity and efficiency standards. When coupled with our transformation plans for Santander UK, it is expected the integrated business’s return on tangible equity would increase from 11% in 2024 to 16% by 2028.

The transaction is expected to generate cost synergies of 13% of the combined business’s cost base, equivalent to at least £400million pre-tax. To deliver these synergies, Santander expects to incur £520 million of pre-tax restructuring costs during 2026 and 2027.

At Santander group level, the transaction would be accretive to earnings per share from the first year and of c.4% by 2028 and consume approximately 50 basis points of CET1 capital. Santander is expected to operate with an approximately 13% CET1 ratio at year-end 2025 on a pro forma basis for both the sale of 49% of Santander Polska and associated share buyback in early 2026 announced on 5 May 20253, and the acquisition of TSB.

The transaction is consistent with Santander’s strict capital hierarchy and will not affect the existing distribution policy. Santander’s 2025 objectives remain unchanged.

Proven integration capability

Santander is one of the largest international investors in the UK financial services industry, having successfully acquired and integrated Abbey in 2004 and both Alliance & Leicester and Bradford & Bingley in 2008. It has a proven track record in successful banking platform migrations.

By integrating technology across Santander UK and TSB, Santander expects to unlock substantial operational efficiencies and support long-term profitability through a simplified, scalable digital banking model.

Commenting on the transaction, Ana Botín, Banco Santander’s executive chair, said:

"The acquisition of TSB represents a continuing strategic commitment to our customers in the UK, offering a compelling opportunity that is financially attractive to our shareholders and aligned with Santander’s long-term objectives. It strengthens our franchise in a core market through the acquisition of a low-risk and complementary business that adds to our diversification.

We are creating a stronger and more competitive business across key products such as personal current accounts where the combined business will become the third largest bank in the UK by market share.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	2

The transaction will accelerate our path to greater profitability in the UK and helps achieve a return on tangible equity of 16% by 2028.

The acquisition also reflects our commitment to growing profitably through disciplined capital allocation. This acquisition meets our goal of achieving a return on investment above 20% and EPS accretion from year 1, while consuming limited capital and having low execution risk.

Furthermore, the transaction will not affect Santander’s existing distribution policy and 2025 targets.”

Commenting on the benefits for Santander UK and TSB customers, Mike Regnier, CEO of Santander UK, said:

"This is an excellent deal for customers combining two strong and complementary banks, creating one of the most substantial banks in the UK and materially enhancing the competitiveness of the industry.

“At Santander UK we have momentum in our strategy to become the best bank for customers in the UK by investing in technology and service and improving our processes and efficiency. This deal accelerates our transformation allowing us to enhance our customer proposition and invest more in innovative products and our digital offering, supported by the human touch service so many appreciate, not least in our new branch formats and enhancements across the country.

“We are fully committed to ensuring a seamless integration, by leveraging our market leading technology and significant experience. Maintaining the highest levels of service for customers across both banks will be a key priority and we will support all colleagues through the transition, as we invest in building a stronger bank for the future”.

The transaction remains subject to regulatory approvals and Sabadell shareholder approval. Completion of the transaction is expected to occur in the first quarter of 2026.

<ends>

Analysts call

A follow-up call has been scheduled for today, 1 July 2025, at 7.45 pm (CEST). You can find the registration details for both the interactive conference call (Q&A enabled) and the listen-only audiocast.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	3

Important information

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q1 2025 Financial Report, published on 30 April 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “ambition”, “aspiration”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development and shareholder remuneration policy.

While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

In particular, the important factors below (and others described elsewhere in the documents mentioned above), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (a) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; (b) climate-related conditions, regulations, targets and weather events (c) exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (d) potential losses from early loan repayment, collateral depreciation or counterparty risk; (e) political instability in Spain, the UK, other European countries, Latin America and the US; (f) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK's exit from the European Union and greater regulation prompted by financial crises; (g) acquisition integration and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (f) uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; (g) our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (h) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	4

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 1, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance